June 26, 1996



EMC Capital Management Inc.
2201 Waukegan Road
Suite West 240
Bannockburn, IL   60015
Attn: Ms. Elizabeth Cheval


RE:   F-1000 FUTURES FUND L.P., SERIES VIII

Dear Ms. Cheval:


      Smith Barney Futures Management Inc. ("SBFM") has decided to reallocate away the assets being traded by EMC Capital Management Inc. for the above
fund effective June 30, 1996.   By doing so, this will effectively terminate
the management agreement between SBFM, EMC Capital Management Inc. and F-1000 Futures Fund L.P., Series VIII.

      Please liquidate your positions in account 258-31105 in an orderly fashion as soon as possible. If you have any questions, please call me at 212-723-5416.


                                    Very truly yours,



                                    Daniel A. Dantuono
                                    Chief Financial Officer


cc:   Richie Collins
      Dan McAuliffe
      Susan Petrovcik
      Shelley Ullman
      Dave Vogel
      file